

Mail Stop 3720

October 26, 2017

Jeff Schneider
Chief Executive Officer
Royalty Flow, Inc.
1550 Larimer Street, Suite 769
Denver, CO 80202

> **Re:** **Royalty Flow, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed October 24, 2017**
> **File No. 024-10745**

Dear Mr. Schneider:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2017 letter.

Option Agreement, pages 3 and 31

1.    We note your response to prior comment 2; however, it is still unclear what must occur by April 27, 2018 for you not to have to repay the Counterparties $100,000 and possibly forfeit the Acquired Interest to the Counterparties. Clarify whether you must have sold the minimum or maximum number of shares contained in this offering for the offering to be considered "successfully completed."

<u>Risk Factors, page 9</u>

2.    We note your response to comment 4.  Please clarify the condition for closing on the purchase of the Acquired Interest.  The disclosure in this risk factor and elsewhere indicates that the offering must be completed and your shares must be "Listed."  Because shares are not "listed" on the OTC markets, make clear, if true, that your shares only must be approved for quotation on one of the OTC markets.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc:    David Crandall
       Hogan Lovells US LLP